

# Paul Clark · 2nd

 **VentureSouth**

Equity investor and M&A executive

Greenville, South Carolina, United States · 500+ connections ·

**Contact info**

## Experience



### Managing Director
VentureSouth
Jan 2014 – Present · 6 yrs 10 mos
Greenville, South Carolina

Co-founder and Managing Director of VentureSouth, an investment firm focused on early stage capital investment in the southeast.

VentureSouth operates angel groups, investment funds, venture capital funds, and educational activities across the Carolinas. Activities include angel investment groups from Greensboro to Hilton, several committed capital investment funds in the VentureSouth Angel Fund family, and educational workshops and speaking activities.

 **VentureSouth**

### General Partner
VentureSouth Angel Fund III LP · Full-time
Jan 2019 – Present · 1 yr 10 mos
Greenville, South Carolina, United States





### General Partner
VentureSouth Angel Fund II LP · Full-time
Jan 2016 – Present · 4 yrs 10 mos
Greenville, South Carolina, United States



### General Partner
VentureSouth Angel Fund LP · Full-time
Jun 2014 – Present · 6 yrs 5 mos
Greenville, South Carolina, United States



### Senior Vice President
CertusBank
2011 – Mar 2014 · 3 yrs
Greenville, South Carolina Area

Senior Vice President responsible for mergers and
services companies across the southeast. Led att
and increase CertusBank's cash flow and junior ca

**Show 3 more experiences** ⌄

## Education



### Fordham University
MA, Medieval History
2002 – 2004



### Durham University
BA, History
1999 – 2002

Graduated first of 120 students with GPA of 4.0. Awarded Edward Allen Prize, Thompson Prize,
and Students in Residence Scholarships for outstanding academic performance, including
highest marks in all years of courses

### Skegness Grammar School
6 A-levels
1992 – 1999

## Skills & Endorsements

### Venture Capital · 44

 Endorsed by **Matthew Kelley, who is highly skilled at this**

### Private Equity · 35

Endorsed by **Don K. Rice and 2 others who are highly skilled at this**

### Mergers & Acquisitions · 33

Endorsed by **Matthew Kelley, who is highly skilled at this**

**Show more**



